

SE 16012694

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69573

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARCHSTONE CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1400 EYE STREET N.W. SUITE 1115
(No. and Street)

WASHINGTON	DC	20005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM B. PORTWOOD, CFO 404-317-4781
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RIVES & ASSOCIATES, LLP
(Name – *if individual, state last, first, middle name*)

212 WEST CENTER STREET	LEXINGTON	NORTH CAROLINA	27292
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM B. PORTWOOD, CFO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARCHSTONE CAPITAL, LLC, as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO
Title

Notary Public

VERA JOHNSON
NOTARY PUBLIC
Forsyth County
State of Georgia
My Comm. Expires May 1, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARCHSTONE CAPITAL, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2015

ARCHSTONE CAPITAL, LLC
Table of Contents



Member:
American Institute of
Certified Public Accountants

Rives & Associates, LLP
Certified Public Accountants

Member:
North Carolina Association of
Certified Public Accountants

www.rivescpa.com

Report of Independent Registered Public Accounting Firm

To the Members of
Archstone Capital, LLC

We have audited the accompanying statement of financial condition of Archstone Capital LLC as of December 31, 2015, and the related statements of income (loss), changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Archstone Capital, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Archstone Capital, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Archstone Capital, LLC's financial statements. The supplemental information is the responsibility of Archstone Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rives & Associates LLP

Lexington, North Carolina
February 25, 2016

4515 Falls of Neuse Road
Suite 450
Raleigh, NC 27609
Phone 919-832-6848
Fax 919-832-7288

212 West Center Street
P.O. Box 1991
Lexington, NC 27292
Phone 336-248-8281
Fax 336-248-2335

1023 West Morehead Street
Suite 100
Charlotte, NC 28208-5324
Phone 704-372-0960
Fax 704-72-1458

FINANCIAL STATEMENTS

ARCHSTONE CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS	
Current assets:	
Cash and cash equivalents	$ 73,400
Total current assets	73,400
TOTAL ASSETS	$ 73,400
LIABILITIES AND MEMBER'S EQUITY	
Current liabilities:	
Accounts payable and accrued expenses	-
Total current liabilities	-
Noncurrent liabilities:	
Due to Capstone, LLC	14,391
Total Noncurrent liabilities	14,391
Member's equity:	
Member's equity	101,000
Retained Earnings	(41,991)
Total member's equity	59,009
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 73,400

The accompanying notes are an integral part of these financial statements.

ARCHSTONE CAPITAL, LLC
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenue:	
Commission Income	$ -
Total Revenue	-
Operating Expenses:	
Interior Designer	15
Office/General Administration	3,000
Postage and Delivery	135
Professional Fees:	
Registered Agent	416
Other	8,403
Registration and Licensing	2,472
Regulatory Services	15,600
Rent Expense	1,512
Tech Support	222
Telephone Expense	216
Total Operating Expenses	31,991
Net Loss	$ (31,991)

The accompanying notes are an integral part of these financial statements.

ARCHSTONE CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Capital Contributions	Retained Earnings	Total Member's Equity
Balance at December 31, 2014	$ 10,000	$ (10,000)	$ -
Member distributions	-	-	-
Net Loss	-	(31,991)	(31,991)
Capital Contributions	91,000	-	91,000
Balance at December 31, 2015	$ 101,000	$ (41,991)	$ 59,009

The accompanying notes are an integral part of these financial statements.

ARCHSTONE CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities:	
Net Loss	$ (31,991)
Adjustments to reconcile net loss to net cash used for operating activities:	
Increase (decrease) in operating liabilities:	
Due to Capstone, LLC	14,391
Total adjustments	14,391
Net cash used for operating activities	(17,600)
Cash flows from financing activities:	
Member contributions	91,000
Member withdrawals	-
Net cash provided for financing activities	91,000
Increase in cash	73,400
Cash, Beginning of Year	-
Cash, End of Year	$ 73,400
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ -
Income taxes	$ -
Noncash investing and financing activities:	
Expenses paid by member on behalf of Company included as member contributions	$ 15,000

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Nature of Business and Significant Accounting Policies

Nature of Business
Archstone Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company is a limited liability company organized under the laws of the State of Delaware.

The Company is approved to conduct business as a securities broker-dealer in the private placement of securities for customers and to engage in mergers and acquisition advisory services. For the year ending December 31, 2015, the firm has not generated any revenue from such activities.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Basis of Accounting
The books of the Company are maintained on the accrual basis of accounting, whereby revenues are recognized when they are earned and expenses are recognized when they are incurred.

Use of Estimates
The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For the year ending December 31, 2015, the Company has maintained one bank account and no investments in securities. See Note 4 for insured cash deposits.

Commissions
For the year ending December 31, 2015, the Company has not generated any commission activity.

Income Taxes
As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective ownership percentage. Therefore, no provision or liability for income taxes has been included in the financial statements.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its members will not be subject to additional tax, penalties, and interest as a result of such challenge. The Company's and members' income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed.

Note 2 – Related Party Transactions

The Company entered into an expense sharing agreement on October 1, 2015 with Capstone, LLC, the parent owner of The Company, for allocation of expenses. These expenses include: 1) office/general administrative; 2) postage and delivery; 3) rent; 4) telephone expenses; 5) technology support; and 6) interior design expenses. The total charge by Capstone, LLC during the year ended was $5,100, which has been recorded as a liability on the financial statements of The Company. During the year, Capstone, LLC paid $15,000 for expenses on behalf of the Company, which was recorded as contributed capital.

Note 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1, as the Company is within its first 12 months of approval as a broker dealer. At December 31, 2015, the Company had net capital of $59,009 which was $54,009 in excess of its required net capital of $5,000. The Company's aggregate indebtedness requirement was $1,799.

Note 4 – Concentrations of Credit Risk And Other Business Concentrations

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company's policy is to maintain its cash balances in reputable financial institutions insured by the Federal Deposit Insurance Corporation ("FDIC"), which as of December 31, 2015 provided $250,000 of insurance coverage on deposit accounts. At December 31, 2015, the Company had no uninsured cash balances.

Note 5 – Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure on the financial statements of the Company at December 31, 2015 through February 25, 2016, which is the date the financial statements were available to be issued. There were no material subsequent events requiring recognition or addition disclosure in these financial statements.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5(G)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2015

ARCHSTONE CAPITAL, LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2015

Net Capital	
Total member's equity	$ 59,009
Net capital	$ 59,009
Computation of basic net capital requirements	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 959
Minimum dollar net capital requirement	$ 5,000
Net capital required	$ 5,000
Excess net capital	$ 54,009
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)	$ 57,570
Computation of aggregate indebtedness	
Total aggregate indebtedness in the statement of financial condition	$ 14,391
Percentage of aggregate indebtedness to net capital	24.39%
Ratio of aggregate indebtedness to net capital	0.24 to 1

ARCHSTONE CAPITAL, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

EXEMPTION REPORT

For the Year Ended December 31, 2015

Member:
American Institute of
Certified Public Accountants



Rives & Associates, LLP
Certified Public Accountants

Member:
North Carolina Association of
Certified Public Accountants

www.rivescpa.com

Report of Independent Registered Public Accounting Firm

To the Members of
Archstone Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Archstone Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Archstone Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (the "exemption provisions") and (2) Archstone Capital, LLC stated that Archstone Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Archstone Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Archstone Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rives & Associates LLP

Lexington, North Carolina
February 25, 2016

4515 Falls of Neuse Road
Suite 450
Raleigh, NC 27609
Phone 919-832-6848
Fax 919-832-7288

212 West Center Street
P.O. Box 1991
Lexington, NC 27292
Phone 336-248-8281
Fax 336-248-2335

1023 West Morehead Street
Suite 100
Charlotte, NC 28208-5324
Phone 704-372-0960
Fax 704-72-1458

Archstone Capital, LLC
Member FINRA/SIPC
1400 Eye Street, NW Suite 1115
Washington, D.C. 20005
202-449-9861

February 3, 2016

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2015

Dear Sir/Madame:

For the fiscal year ending December 31, 2015, Archstone Capital, LLC (CRD #174435; SEC #8-69573) claimed exemption from SEC Rule 15c3-3 as outlined under paragraph (k)(2)(i) of the respective rule. This section states the following:

The provisions of this section shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)".

Archstone Capital, LLC met the exemption provided above for the period ending December 31, 2015. Questions concerning this exemption report can be directed to William Portwood at (404) 317-4781.

Sincerely,



William B. Portwood
CFO/FINOP

February 25, 2016

Rives & Associates, LLP
212 West Center Street
Lexington, NC 27292

This representation letter is provided in connection with your audit of the financial statements of Archstone Capital, LLC, which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in member's equity, and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of February 25, 2016, the following representations made to you during your audit.

- We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated January 21, 2016, including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.
- The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.
- We have provided you with:
  - Access to all financial records and other information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters.
  - Additional information that you have requested from us for the purpose of the audit.
  - Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.
  - Minutes of the meetings of members, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements and supplementary information that are free from material misstatement, whether due to fraud or error.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.
- Related party relationships and transactions and amounts receivable from or payable to related parties have been appropriately accounted for and disclosed in accordance with the requirements of U.S. GAAP.
- Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.
- Significant estimates and material concentrations known to management have been properly disclosed in accordance with U.S. GAAP.

- The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.
- Guarantees, whether written or oral, under which the company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.
- All securities exchange memberships and participation in joint accounts carried by others have been properly recorded.
- There are no material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, etc., whose value depends on the fulfillment of conditions regarded as uncertain.
- All borrowings and financial obligations of which we are aware are included in the financial statements, and all borrowing arrangements of which we are aware are disclosed.
- There are no securities or investments not readily marketable owned by us or borrowed under subordination agreements except as made known to you.
- The Company has assessed the impact of FASB ASC 740, Income Taxes , and has determined that no material liability is required to be recorded.
- There are no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.
- The books and records underlying the financial statements and supplemental information have been reconciled to supporting data and properly adjusted as necessary.
- All material transactions have been properly recorded in the accounting records and reflected in the financial statements.
- We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.
- We have no knowledge of any fraud or suspected fraud that affects the entity and involves:
    - Management,
    - Employees who have significant roles in internal control, or
    - Others where the fraud could have a material effect on the financial statements.
- We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, regulators, or others.
- We have no knowledge of any violations or suspected violations of laws and regulations whose effects should be considered when preparing financial statements or as a basis for recording a loss contingency.
- We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements.
- There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with *FASB Accounting Standards Codification 275, Risks and Uncertainties*.
- There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed under GAAP.
- The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.
- Information about financial instruments with off-balance-sheet risk and financial instruments (including receivables) with concentrations of credit risk have been properly disclosed.
- We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.
- We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

- There have been no regulatory examination reports, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions during the year ended December 31, 2015 or through February 25, 2016.
- There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.
- We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives stated in SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 15c3-1 and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:
    - Making quarterly securities examinations, counts, verifications, and comparisons, and recording the differences as required by Rule 17a-13.
    - Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

  We believe that our practices and procedures were adequate at December 31, 2015 to meet the SEC's objectives. There have been no significant changes in internal control since December 31, 2015.
- We acknowledge our responsibility for compliance with the identified exemption provisions throughout the year, and our assertions, are the responsibility of management. We have made available to you all records and other information relating to our assertions, including communications from regulatory agencies, internal auditors, and others who perform equivalent functions and compliance functions concerning possible exceptions to exemption provisions through the date of the review report. There have been no known events or other factors subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.
- The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the year ended December 31, 2015 and through February 25, 2016.
- Net capital computations prepared by us during the period January 1, 2016 through February 25, 2016 indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times during the period. The Company is not subject to, and did not prepare, a calculation for the reserve requirements of SEC Rule 15c3-3.
- There were no significant deficiencies, material weaknesses, or material inadequacies at December 31, 2015 or during the period January 1, 2016 through February 25, 2016, in internal control over financial reporting and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).
- The Company did not owe the PCAOB any accounting support fees for the year ended December 31, 2015.
- We are aware of the requirements regarding expense-sharing agreements as specified in SEC Rule 15c3-1(a)(2)(i)(F) and the July 11, 2003, letter issued by the Securities and Exchange Commission, Division of Market Regulation. We believe that the Company has sufficient documentation necessary to verify the financial independence of the affiliated entity assuming the Company's liabilities, has appropriately recorded all expenses relative to the operation of its business, and is in compliance with the Rule and the requirements stipulated in the letter.

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

Signature: ______________________

Title: CFO